Exhibit 5 and 23.1

ATTORNEYS • CIVIL LAW NOTARIES • TAX ADVISERS

P.O. Box 7113 1007 JC Amsterdam Beethovenstraat 400 1082 PR Amsterdam T +31 20 71 71 000 F +31 20 71 71 111	Amsterdam, November 17, 2017 InflaRx N.V. Winzerlaer Strasse 2 07745 Jena Germany

Amsterdam Brussels London Luxemburg New York Rotterdam

Ladies and Gentlemen:

We have acted as legal counsel as to Netherlands law to the Company in connection with the filing of the Registration Statement with the SEC. This opinion letter is rendered to you in order to be filed with the SEC as an exhibit to the Registration Statement.

Capitalised terms used in this opinion letter have the meanings set forth in Exhibit A. The section headings used in this opinion letter are for convenience of reference only and are not to affect its construction or to be taken into consideration in its interpretation.

This opinion letter is strictly limited to the matters stated in it and may not be read as extending by implication to any matters not specifically referred to in it. Nothing in this opinion letter should be taken as expressing an opinion in respect of any representations or warranties, or other information, contained in any document.

In rendering the opinions expressed in this opinion letter, we have reviewed and relied upon each of the Corporate Documents and we have assumed that the Roll-Over Awards and the Plan Awards have been or shall be granted for bona fide commercial reasons. In addition, we have examined such documents and performed such other investigations as we considered necessary for the purpose of this opinion. We have not investigated or verified any factual matter disclosed to us in the course of our review.

This opinion letter sets out our opinion on certain matters of the laws with general applicability of the Netherlands, and, insofar as they are directly applicable in the Netherlands, of the European Union, as at today's date and as presently interpreted under published authoritative case law of the Netherlands courts, the General Court and the Court of Justice of the European Union.

This opinion letter, the opinions expressed therein, and any matters relating thereto are governed by and are to be construed and interpreted in accordance with Netherlands law.

In this opinion letter, legal concepts are expressed in English terms. The

Netherlands legal concepts concerned may not be identical in meaning to the concepts described by the English terms as they exist under the law of other jurisdictions. In the event of a conflict or inconsistency, the relevant expression shall be deemed to refer only to the Netherlands legal concepts described by the English terms.

For the purposes of this opinion letter, we have assumed that:

a.	each copy of a document conforms to the original, each original is authentic, and each signature is the genuine signature of the individual purported to have placed that signature;

b.	(i) no regulations (reglementen) have been adopted by any corporate body of the Company which would affect the resolutions recorded in the Resolutions, and (ii) the Current Articles are the Articles of Association as they will be in force at each Relevant Moment;

c.	(i) all Plan Awards have been or shall be validly granted by the corporate body authorized to do so and shall be validly accepted in accordance with the terms and conditions stipulated by or pursuant to the Plan, (ii) any pre-emption rights in respect of the granting of Plan Awards have been or shall be validly excluded by the corporate body authorized to do so, and (iii) upon each issuance of Plan Shares, the relevant Plan Award to subscribe for such Plan Shares has been validly exercised in accordance with the terms and conditions applicable to such Plan Award;

d.	all holders of Roll-Over Awards and/or Plan Awards are individuals and none of them have (i) deceased, (ii) had their respective assets placed under administration (onder bewind gesteld), (iii) been declared bankrupt (failliet verklaard), (iv) been granted a suspension of payments (surseance van betaling verleend), or (v) been made subject to similar proceedings in any jurisdiction or otherwise been limited in their power to dispose of their respective assets;

e.	the authorised share capital (maatschappelijk kapitaal) of the Company allows for the grant of the Plan Awards and the issuance of Plan Shares pursuant to the exercise thereof. As at the date of this opinion letter, the authorised share capital (maatschappelijk kapitaal) of the Company is sufficient in order to issue the Plan Shares currently available for issuance under Section 4(a) of the Plan and to issue Plan Awards for such Plan Shares;

f.	no works council (ondernemingsraad) has been established or is in the process of being established with respect to the business of the Company;

g.	no director (bestuurder) of the Company has a direct or indirect personal interest which conflicts with the interest of the Company or its business in respect of any of the resolutions recorded in the Resolutions;

h.	the statements made, and information included in, the Board Certificate is correct in all aspects;

i.	at each Relevant Moment, each of the assumptions made in this opinion letter will be correct in all aspects by reference to the facts and circumstances then existing; and

j.	none of the opinions stated in this opinion letter will be affected by any foreign law.

Based upon and subject to the foregoing and subject to the qualifications set forth in this opinion letter and to any matters, documents or events not disclosed to us, we express the following opinions:

Corporate Status

1.	The Company has been duly incorporated as a besloten vennootschap met beperkte aansprakelijkheid and is existing as a naamloze vennootschap.

Roll-Over Shares and Plan Shares

2.	Subject to satisfaction of the payment obligation in respect of the Roll-Over Shares as provided for in the Launch Resolution, and when issued and accepted in accordance with the Launch Resolution, the Roll-Over Shares will be validly issued, fully paid and non-assessable.

3.	Subject to satisfaction of the payment obligation in respect of the Plan Shares as provided for in the Plan, and when issued and accepted in accordance with the Plan, the Plan Shares will be validly issued, fully paid and non-assessable.

The opinions expressed above are subject to the following qualifications:

A.	The opinion expressed in paragraph 1 (Corporate Status) of this opinion letter must not be read to imply that the Company cannot be dissolved (ontbonden). A company such as the Company may be dissolved, inter alia by the competent court at the request of the company's board of directors, any interested party (belanghebbende) or the public prosecution office in certain circumstances, such as when there are certain defects in the incorporation of the company. Any such dissolution will not have retro-active effect.

B.	The information contained in the Extract does not constitute conclusive evidence of the facts reflected in it.

C.	Pursuant to Article 2:7 NCC, any transaction entered into by a legal entity may be nullified by the legal entity itself or its liquidator in bankruptcy proceedings (curator) if the objects of that entity were transgressed by the transaction and the other party to the transaction knew or should have known this without independent investigation (wist of zonder eigen onderzoek moest weten). The Netherlands Supreme Court (Hoge Raad der Nederlanden) has ruled that in determining whether the objects of a legal entity are transgressed, not only the description of the objects in that legal entity's articles of association (statuten) is decisive, but all (relevant) circumstances must be taken into account, in particular whether the interests of the legal entity were served by the transaction. Based on the objects clause contained in the Current Articles, we have no reason to believe that by granting Roll-Over Awards or Plan Awards or by issuing Roll-Over Shares or Plan Shares the Company would transgress the description of the objects contained in the Current Articles. However, we cannot assess whether there are other relevant circumstances that must be taken into account, in particular whether the interests of the Company are served by granting Roll-Over Awards or Plan Awards or by issuing Roll-Over Shares or Plan Shares since this is a matter of fact.

D.	Pursuant to Article 2:98c NCC, a company such as the Company may grant loans (leningen verstrekken) only in accordance with the restrictions set out in Article 2:98c NCC, and may not provide security (zekerheid stellen), give a price guarantee (koersgarantie geven) or otherwise bind itself, whether jointly and severally or otherwise with or for third parties (zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden) with a view to (met het oog op) the subscription or acquisition by third parties of shares in its share capital or depository receipts. This prohibition also applies to its subsidiaries (dochtervennootschappen). It is generally assumed that a transaction entered into in violation of Article 2:98c NCC is null and void (nietig).

E.	The opinions expressed in this opinion letter may be limited or affected by:

a.	any applicable bankruptcy, insolvency, reorganisation, moratorium or other similar laws or procedures now or hereafter in effect, relating to or affecting the enforcement or protection of creditors' rights generally;

b.	the provisions of fraudulent preference and fraudulent conveyance (Actio Pauliana) and similar rights available in other jurisdictions to liquidators in bankruptcy proceedings or creditors;

c.	claims based on tort (onrechtmatige daad);

d.	sanctions and measures, including but not limited to those concerning export control, pursuant to European Union regulations, under the Sanctions Act 1977 (Sanctiewet 1977) or other legislation;

e.	the Anti-Boycott Regulation and related legislation; and

f.	the rules of force majeure (niet toerekenbare tekortkoming), reasonableness and fairness (redelijkheid en billijkheid), suspension (opschorting), dissolution (ontbinding), unforeseen circumstances (onvoorziene omstandigheden) and vitiated consent (i.e. duress (bedreiging), fraud (bedrog), abuse of circumstances (misbruik van omstandigheden) and error (dwaling)) or a difference of intention (wil) and declaration (verklaring), set-off (verrekening), and other defences afforded by Netherlands law to obligors general.

F.	The term "non-assessable" has no equivalent in the Dutch language and for purposes of this opinion letter such term should be interpreted to mean that a holder of a share will not by reason of merely being such a holder be subject to assessment or calls by the Company or its creditors for further payment on such share.

G.	To the extent that Roll-Over Awards and/or Plan Awards are freely transferable, the granting thereof could constitute the offering of securities to the public in the European Economic Area, which is prohibited unless, with respect to that offering, a prospectus has been made generally available which has been approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) or by another competent regulatory authority of another Member State of the European Economic Area.

H.	This opinion letter does not purport to express any opinion or view on the operational rules and procedures of any clearing or settlement system or agency.

We consent to the filing of this opinion letter as an exhibit to the Registration Statement.

Sincerely yours,

/s/ NautaDutilh N.V.

NautaDutilh N.V.

EXHIBIT A

LIST OF DEFINITIONS

"Anti-Boycott Regulation"

the Council Regulation (EC) No 2271/96 of 22 November 1996 on protecting against the effects of the extra-territorial application of legislation adopted by a third country, and actions based thereon or resulting therefrom

"Articles of Association"	the articles of association of the Company, as they may read from time to time
"Board Certificate"

a certificate dated November 17, 2017, issued by the Board of Directors certifying on the accuracy of the following factual matters:

(a)           that the Company has not (i) been dissolved (ontbonden), (ii) ceased to exist pursuant to a merger (fusie) or a division (splitsing), (iii) been converted (omgezet) into another legal form, either national or foreign (except pursuant to the Deed of Conversion), (iv) had its assets placed under administration (onder bewind gesteld), (v) been declared bankrupt (failliet verklaard) or granted a suspension of payments (surseance van betaling verleend) or (vi) been made subject to similar proceedings in any jurisdiction or otherwise been limited in its power to dispose of its assets; and

(b)           that the resolutions recorded in the Launch Resolution, are in full force and effect, the factual statements made therein are complete and correct, and the Launch Resolution correctly reflects the resolutions reflected therein

"Board of Directors"	the Company's board of directors (bestuur)

"Commercial Register"	the Netherlands Chamber of Commerce Commercial Register
"Company"	InflaRx N.V., a naamloze vennootschap, registered with the Commercial Register under number 68904312, previously named Fireman B.V.
"Corporate Documents"	the documents listed in Exhibit B
"Current Articles"	the Articles of Association as they read after the execution of the Deed of Conversion, following which, according to the Extract, no amendment to the Articles of Association was effected
"Deed of Conversion"	the deed of conversion of the Company's legal form and amendment to the Articles of Association dated November 8, 2017
"Deed of Incorporation"	the deed of incorporation (akte van oprichting) of the Company, dated June 6, 2017
"Exhibit"	an exhibit to this opinion letter
"Existing Options"

the options for shares in the capital of InflaRx GmbH which were granted under the Stock Option Plan 2016 of InflaRx GmbH or any prior option plan or arrangements established by InflaRx GmbH pursuant to which such options were created, as described in the Launch Resolution

"Extract"	an extract from the Commercial Register relating to the Company, dated November 17, 2017
"Launch Resolution"	the written resolutions of the Company's general meeting dated October 30, 2017
"NautaDutilh"	NautaDutilh N.V.

"NCC"	the Netherlands Civil Code (Burgerlijk Wetboek)
"the Netherlands"	the European territory of the Kingdom of the Netherlands
"NFSA"	the Netherlands Financial Supervision Act (Wet op het financieel toezicht)
"Offering"	the initial public offering and admission of the Shares to listing and trading on the NASDAQ Global Select Market
"Plan"	the Company's long-term equity incentive plan filed as an exhibit to the Registration Statement
"Plan Awards"	rights to subscribe for Plan Shares granted or to be granted pursuant to the terms and conditions of the Plan
"Plan Shares"	Shares available for issuance under the Plan
"Registration Statement"	the registration statement on Form S-8 under the U.S. Securities Act of 1933 filed with the SEC in connection with the Offering, in the form reviewed by us
"Relevant Moment"	each time when Roll-Over Awards or Plan Awards are granted or when Roll-Over Shares or Plan Shares are issued
"Resolutions"

the Launch Resolution and any other resolution passed by the relevant corporate body or corporate bodies of the Company in connection with the granting of Plan Awards and/or the issuance of Plan Shares (in each case including the exclusion of any pre-emption rights in connection therewith)

"Roll-Over Awards"	rights to subscribe for Shares, replacing the Existing Options, granted pursuant to the Launch Resolution

"Roll-Over Shares"	Shares issuable pursuant to the exercise of Roll-Over Awards
"SEC"	the United States Securities and Exchange Commission
"Shares"	common shares in the capital of the Company, having a nominal value of EUR 0.12 each

EXHIBIT B

LIST OF CORPORATE DOCUMENTS

1.	the Deed of Incorporation;

2.	the Deed of Conversion;

3.	the Current Articles;

4.	the Board Certificate;

5.	the Launch Resolution;

6.	the Extract;

7.	the Registration Statement; and

8.	the Plan.